Exhibit 99.1

NEWS RELEASE

ORLA MINING PROVIDES CONSTRUCTION UPDATE FOR CAMINO ROJO OXIDE GOLD PROJECT

VANCOUVER, BC – November 26, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce the start of earth moving activities at its Camino Rojo Oxide Gold Project (“Camino Rojo”) located in Zacatecas State, Mexico.

“The start of earth moving on site marks another important milestone in the development of Camino Rojo made possible through the collective efforts of our team and stakeholders,” stated Jason Simpson, President and Chief Executive Officer of Orla. “Project advancement continues in a controlled manner as we focus on maintaining the health and safety of our personnel.”

All permit conditions have been satisfied, including placing of an environmental bond, for site activities to begin. Major contracts for earth moving and civil works have been awarded and detailed engineering is 90% complete. Current activities include mobilization of the earthworks contractor, installation of the construction camp and offices, flora and fauna rescue, as well as site fence erection. Construction of the power line to site continues ahead of schedule thereby reducing some of the diesel generation required during the first year of production. Process plant equipment has started to arrive on site, including crusher and conveyor equipment.

Under Mexico’s current COVID-19 legislation, mining and construction are permitted economic activities and the Camino Rojo site has been ramping up in strict compliance with the Mexican Health Authority and Company requirements. Orla has implemented a strict COVID-19 protocol, including rigorous screening and testing programs as it began controlled mobilization to site for construction. Orla continues to maintain robust organization-wide COVID-19 prevention protocols to support the health of employees and local communities. The Company is closely monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, construction costs and schedule, as well as community and government relations.

About Orla Mining Ltd.

Orla is constructing the Camino Rojo Oxide Gold Project, a gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

NEWS RELEASE

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the timing of meeting certain conditions with respect to the approval of the MIA, the timing of commencement of construction activities, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury

Director, Investor Relations

www.orlamining.com

info@orlamining.com

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